news release

ARCELORMITTAL REPORTS THIRD QUARTER 2009 RESULTS

Luxembourg, October 28, 2009 - ArcelorMittal (referred to as “ArcelorMittal”, or the “Company”) (MT (New York, Amsterdam, Brussels, Luxembourg, Paris) MTS (Madrid)), the world’s leading steel company, today announced results for the three and nine month periods ended September 30, 2009.

Highlights for the three months ended September 30, 2009:

•	Shipments of 18.2 million tonnes, up 7% as compared to Q2 2009
•	EBITDA[1] of $1.6 billion, up 30% as compared to Q2 2009
•	Net income of $0.9 billion in Q3 2009
•	Cash flow from operations of $2.4 billion in Q3 2009
•	Dividend to be maintained at $0.75 per share for 2010

Industrial and financial plan targets achieved ahead of schedule:

•	$2.2 billion of annualized sustainable cost reduction achieved as of Q3 2009
•	Working capital rotation days target[2] achieved, down to 83 days in Q3 2009 from 98 days in Q2 2009
•	Net debt reduced to $21.6 billion, down by $10.9 billion over last twelve months

New initiatives:

•	Selected growth projects reinitiated in some key emerging markets
•	Financial policy adjusted with new gearing[3] and Net debt/average EBITDA[4] targets

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1 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

2 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales. ArcelorMittal’s previously announced target was to reduce working capital rotation days to 75-85 days by end of 2009.

3 Gearing is defined as (A) long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments (also referred to as “net debt”), divided by (B) total equity. Gearing was 34% at September 30, 2009;
4 ArcelorMittal’s gearing target is between 25% to 40%. ArcelorMittal targets a Net debt/average EBITDA ratio based on yearly average EBITDA from January 1, 2004, in the range of 0.5X to 1.8X. At September 30, 2009 this ratio was 1.3X.

•	Strategic investment in 1 million tonne Indian re-roller Uttam Galva
•	Successful debut 30-year bond issuance of $1.0 billion on October 1, 2009

Guidance for fourth quarter of 2009:

•	EBITDA expected to be between $2.0 - $2.4 billion

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“As anticipated, we have seen the first signs of recovery in the third quarter.  In response to this increased demand, a number of our facilities have now been re-started, and we expect fourth quarter crude steel capacity utilization to be approximately 70%. We should continue to see further gradual improvement through 2010, although the operating environment remains challenging.”

Financial highlights (on the basis of IFRS5, amounts in US$ and Euros6):

(In millions of U.S. dollars except earnings per share and shipments data)

Results	U.S. Dollars
	Q3 2009	Q2 2009	Q3 2008	9M 2009	9M 2008
Shipments (Million MT)	18.2	17.0	25.6	51.1	84.6
Sales	$16,170	$15,176	$35,198	$46,468	$102,847
EBITDA	1,589	1,221	8,580	3,693	21,670
Operating income / (loss)[7]	305	(1,184)	5,467	(2,362)	15,702
Net income / (loss)	903	(792)	3,821	(952)	12,031
Basic earnings / (loss) per share	$0.60	$(0.57)	$2.79	$(0.67)	$8.66

(In millions of Euros except earnings per share and shipments data)

Results	Euros
	Q3 2009	Q2 2009	Q3 2008	9M 2009	9M 2008
Shipments (Million MT)	18.2	17.0	25.6	51.1	84.6
Sales	€11,305	€11,142	€23,387	€34,015	€67,582
EBITDA	1,111	896	5,701	2,703	14,240
Operating income / (loss)	213	(869)	3,633	(1,729)	10,318
Net income / (loss)	631	(581)	2,539	(697)	7,906
Basic earnings / (loss) per share	€0.42	€(0.42)	€1.85	€(0.49)	€5.69

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5 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited.

6 US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.4303, 1.3621, 1.5050, 1.3661 and 1.5218 for Q3 2009, Q2 2009, Q3 2008, 9M 2009 and 9M 2008 respectively.

7 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion). During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory. During the third quarter 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. Management concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

THIRD QUARTER 2009 NEWS CONFERENCE (FOR MEDIA)

ArcelorMittal management will host a news conference:

Date: Wednesday, October 28, 2009

Time: 5.30 am U.S. Eastern time / 9.30 am GMT / 10.30 am CET

The dial in numbers:

Location	Dial in numbers	Replay numbers
International number:	+44 203 023 4459	+44 20 8196 1998
UK:	0203 023 4459	0208 196 1998
USA:	+1 646 843 4608	+1 866 583 1035
France:	0170994740	0178401517

Access code for each language on the replay:

Language	Access code
English	069434
Spanish	181439
French	414790

The news conference will be available via a live video webcast on www.arcelormittal.com.

THIRD QUARTER 2009 EARNINGS ANALYST CONFERENCE CALL

Additionally, ArcelorMittal management will host a conference call for members of the investment community to discuss the third quarter 2009 financial performance at:

Date: Wednesday, October 28, 2009

Time: 10.30 am U.S. Eastern time / 2.30 pm GMT / 3.30 pm CET

The conference call will include a brief question and answer session with senior management.

The dial in numbers:

Location	Dial in numbers	Replay numbers
International number:	+44 208 611 0043	+44 208 196 1998
UK:	0208 611 0043	0208 196 1998
USA:	+1 866 432 7175	+1 866 583 1035

A replay of the conference call will be available for one week by dialing (access code 634819#)

The presentation will be available via a live video webcast on www.arcelormittal.com

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with operations in more than 60 countries.

ArcelorMittal is the leader in all major global steel markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. With an industrial presence in over 20 countries spanning four continents, the Company covers all of the key steel markets, from emerging to mature.

Through its core values of sustainability, quality and leadership, ArcelorMittal commits to operating in a responsible way with respect to the health, safety and well-being of its employees, contractors and the communities in which it operates. It is also committed to the sustainable management of the environment and of finite resources. ArcelorMittal recognises that it has a significant responsibility to tackle the global climate change challenge; it takes a leading role in the industry's efforts to develop breakthrough steelmaking technologies and is actively researching and developing steel-based technologies and solutions that contribute to combat climate change.

In 2008, ArcelorMittal had revenues of $124.9 billion and crude steel production of 103.3 million tonnes, representing approximately 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Brussels (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal visit: www.arcelormittal.com.

Enquiries

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2652
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26

ArcelorMittal Corporate Communications	E-mail: press@arcelormittal.com Phone: +352 4792 5000
Giles Read (Head of Media Relations)	+44 20 3214 2845
Arne Langner	+352 4792 3120
Jean Lasar	+352 4792 2359
Lynn Robbroeckx	+352 4792 3193
ArcelorMittal (Americas)
Bill Steers	+1 312 899 3817
Adam Warrington	+1 312 899 3596
United Kingdom
Maitland Consultancy: Martin Leeburn / David Sturken	+44 20 7379 5151
France
Image 7 Anne France Malrieu / Tiphaine Hecketsweiler	+33 1 5370 7470
Spain
Ignacio Agreda	+34 94 489 4162
Gerardo Alonso Suárez	+34 985 12 61 53
India
Abhinav Kanchan	+91 11 467 594 05
Sunanda Sanganeria	+91 11 467 594 24

ARCELORMITTAL THIRD QUARTER 2009 AND NINE MONTHS OF 2009 RESULTS

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three and nine month periods ended September 30, 2009.

Analysis of results for three months ended September 30, 2009 versus three months ended June 30, 2009 and three months ended September 30, 2008

ArcelorMittal recorded net income for the three months ended September 30, 2009 of $0.9 billion, or $0.60 per share, as compared with a net loss of $0.8 billion, or $(0.57) per share, for the three months ended June 30, 2009, and net income of $3.8 billion or $2.79 per share, for the three months ended September 30, 2008.

Sales for the three months ended September 30, 2009 were $16.2 billion, higher as compared with $15.2 billion for the three months ended June 30, 2009 and down sharply from $35.2 billion for the three months ended September 30, 2008. Despite the improved demand during the third quarter of 2009 as compared to the second quarter of 2009, sales remain substantially lower year-on-year due to the global economic crisis, including a steep fall in selling prices.

ArcelorMittal recorded operating income for the three months ended September 30, 2009 of $0.3 billion, as compared with an operating loss of $1.2 billion8 for the three months ended June 30, 2009 and operating income of $5.5 billion9 for the three months ended September 30, 2008.

Total steel shipments for the three months ended September 30, 2009 were 18.2 million metric tonnes as compared with steel shipments of 17.0 million metric tonnes for the three months ended June 30, 2009 and 25.6 million metric tonnes for the three months ended September 30, 2008. As noted above, the sharp decrease year-on-year resulted from reduced steel production in response to falling demand amid the global economic crisis.

Depreciation expenses remained flat at $1.2 billion for the three months ended September 30, 2009 as compared with the three months ended June 30, 2009. Depreciation expenses for the three months ended September 30, 2008 were $1.4 billion.

During the three months ended September 30, 2009 ArcelorMittal Galati recorded an impairment amounting to $0.1 billion on coke oven assets.

Income from equity method investments and other income for the three months ended September 30, 2009 resulted in a gain of $99 million, as compared to gains of $11 million and $386 million for the three months ended June 30, 2009 and September 30, 2008, respectively.

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8 The loss in the second quarter of 2009 resulted principally from exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory ($0.9 billion) and provisions for workforce reductions ($0.3 billion).

9 During the third quarter of 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

Net interest expense (including interest expense and interest income), decreased to $387 million for the three months ended September 30, 2009 as compared to $401 million for the three months ended June 30, 2009, primarily due to a reduction in overall debt. (See “Liquidity and Capital Resources” below). Net interest expense for the three months ended September 30, 2008 amounted to $436 million. Foreign exchange and other net financing gains10 for the three months ended September 30, 2009 amounted to $106 million, as compared to costs of $142 million and $380 million for the three months ended June 30, 2009 and September 30, 2008, respectively. Gains related to the fair value of derivative instruments for the three months ended September 30, 2009 amounted to $6 million, as compared with losses of $20 million and $107 million for the three months ended June 30, 2009 and September 30, 2008, respectively. During the three months ended September 30, 2009, the Company also recorded a loss of $110 million (versus a $357 million loss in the second quarter of 2009) as a result of mark-to-market adjustments on the conversion options embedded in its recently issued convertible bonds.11

ArcelorMittal recorded an income tax benefit of $0.9 billion for the three months ended September 30, 2009, as compared to an income tax benefit of $1.2 billion for the three months ended June 30, 2009. The income tax expense for the three months ended September 30, 2008 was $0.7 billion.

Profits attributable to non-controlling (minority) interest for the three months ended September 30, 2009 were $15 million as compared with losses attributable to non-controlling (minority) interest of $62 million for the three months ended June 30, 2009. Profits attributable to non-controlling (minority) interest for the three months ended September 30, 2008 were $414 million.

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10 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions and impairments of financial instruments.

11 On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of convertible bonds which are convertible into shares at the option of the bondholders. The Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement. The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS as the conversion option gives the bondholder the right to put the bond back to the Company. In addition, the Company identified certain components of the contract to be embedded derivatives in accordance with IAS 39. Therefore, the Company separated the embedded derivatives and recorded their fair value at inception ($597 million) as liabilities (out of the net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations. The charge recorded at the end of the third quarter 2009 ($110 million) and second quarter 2009 ($357 million) was due primarily to the appreciation of the Company’s share price since the issuance of the bonds. Noteholders of the ArcelorMittal US$ convertible bonds due 2014 are being informed that ArcelorMittal has decided to irrevocably waive the option to deliver the cash value of the shares upon conversion, as from October 28, 2009.

Analysis of segment operations for the three months ended September 30, 2009 as compared to the three months ended June 30, 2009

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were higher at 4.2 million metric tonnes for the three months ended September 30, 2009, as compared with steel shipments of 3.5 million metric tonnes for the three months ended June 30, 2009.

Sales increased to $3.3 billion for the three months ended September 30, 2009 as compared with sales of $2.8 billion for the three months ended June 30, 2009, due to higher volumes offset by slightly lower prices (a 1.8% decrease in average steel selling price).

The segment recorded operating income of $0.1 billion for the three months ended September 30, 2009 as compared with an operating loss of $0.4 billion for the three months ended June 30, 2009.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were higher at 5.6 million metric tonnes for the three months ended September 30, 2009, as compared with 5.0 million metric tonnes for the three months ended June 30, 2009.

Sales were higher at $4.9 billion for the three months ended September 30, 2009 as compared with sales of $4.5 billion for the three months ended June 30, 2009, primarily due to higher volumes, partially offset by lower prices (a 4.8% decrease in average steel selling price).

The segment recorded an operating loss of $168 million for the three months ended September 30, 2009 as compared with an operating loss of $418 million for the three months ended June 30, 2009. Operating results for the three months ended September 30, 2009 include a non-cash gain of $50 million relating to hedges on raw material purchases as compared to $239 million for the three months ended June 30, 2009.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were lower at 5.0 million metric tonnes for the three months ended September 30, 2009 as compared with 5.3 million metric tonnes for the three months ended June 30, 2009.

Sales were higher at $4.3 billion for the three months ended September 30, 2009 as compared with $4.0 billion for the three months ended June 30, 2009, primarily due to higher prices (a 5.3% increase in average steel selling price), partially offset by lower volumes.

The segment recorded operating income of $292 million for the three months ended September 30, 2009 as compared with an operating loss of $51 million for the three months ended June 30, 2009.

Asia Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were slightly higher at 3.0 million metric tonnes for the three months ended September 30, 2009 as compared with 2.9 million metric tonnes for the three months ended June 30, 2009.

Sales were higher at $2.0 billion for the three months ended September 30, 2009 as compared with $1.7 billion for the three months ended June 30, 2009 primarily due to higher prices (a 8.4% increase in average steel selling price) and a small increase in volumes.

The segment recorded operating income of $96 million for the three months ended September 30, 2009 as compared with operating income of $20 million for the three months ended June 30, 2009.

Stainless Steel

Total steel shipments in the Stainless Steel segment were slightly lower at 354,000 metric tonnes for the three months ended September 30, 2009 as compared with steel shipments of 363,000 metric tonnes for the three months ended June 30, 2009.

Sales were higher at $1.1 billion for the three months ended September 30, 2009 as compared with $1.0 billion for the three months ended June 30, 2009, primarily due to higher prices (a 13.9% increase in average steel selling price), which more than offset lower volumes.

The segment recorded operating income of $51 million for the three months ended September 30, 2009 as compared with an operating loss of $64 million for the three months ended June 30, 2009.

Steel Solutions and Services

Total steel shipments in the Steel Solutions and Services segment12 were lower at 4.2 million metric tonnes in the three months ended September 30, 2009 as compared with steel shipments of 4.5 million metric tonnes for the three months ended June 30, 2009.

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12 Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

Sales in the Steel Solutions and Services segment were lower at $3.2 billion for the three months ended September 30, 2009 as compared with $3.4 billion for the three months ended June 30, 2009, primarily due to lower volumes partially offset by an increase in prices (a 2.6% increase in average steel selling price).

The segment recorded an operating loss of $60 million for the three months ended September 30, 2009 as compared with an operating loss of $286 million for three months ended June 30, 2009.

Liquidity and Capital Resources

For the three months ended September 30, 2009, net cash provided by operating activities was $2.4 billion, compared to $1.7 billion for the three months ended June 30, 2009. The cash inflow from operating activities for the third quarter of 2009 included $1.3 billion generated by operating working capital changes. Other operating activities for the three months ended September 30, 2009 include a non-cash charge of $110 million related to convertible bonds (versus $357 million in the second quarter of 2009), and a non-cash gain of $50 million relating to hedges on raw material purchases (versus $239 million in the second quarter of 2009). In addition, the Company made payments under voluntary separation schemes of $178 million (versus $221 million in the second quarter of 2009).

Net cash used in investing activities for the three months ended September 30, 2009 was $0.7 billion, compared to $0.5 billion for the three months ended June 30, 2009. Other investing activities outflow of $83 million for the three months ended September 30, 2009 includes $55 million of instalment payments for the purchase of non-controlling (minority) interests in Ostrava as previously announced. Capital expenditures remained flat at $0.6 billion for the three months ended September 30, 2009 and June 30, 2009, respectively.

During the third quarter of 2009, the Company paid dividends amounting to $306 million, which included $282 million paid to ArcelorMittal shareholders and $24 million to non-controlling (minority) shareholders in subsidiaries.

At September 30, 2009, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $5.9 billion as compared to $7.3 billion at June 30, 2009. Net debt13 at September 30, 2009 was $21.6 billion (as compared with $22.9 billion at June 30, 2009). Operating working capital (defined as inventory plus receivables less payables) at September 30, 2009 was $13.7 billion as compared to $14.9 billion at June 30, 2009, due

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13 Net debt includes long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments.

mainly to higher trade accounts payables as purchasing increased in line with increased production. Rotation days14 decreased from 98 to 83 days.

The Company had liquidity of $18.4 billion at September 30, 2009 (excluding the $1 billion 30-year bond issuance on October 1, 2009 discussed below), compared with liquidity of $22.7 billion at June 30, 2009, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $5.9 billion and $12.5 billion of available credit lines. During the third quarter 2009, the Company prepaid $3.4 billion of the Company's €17 billion Credit Facility and cancelled a $3.2 billion credit facility in connection with its previously announced covenant amendment agreement. As of September 30, 2009, the Company’s leverage ratio (net debt to last twelve months EBITDA), which is the ratio used in the Company’s principal financing facilities, stood at 3.3X versus 1.7X at June 30, 2009.

On October 1, 2009, ArcelorMittal priced an issuance of $1 billion principal amount of 7% bonds due 2039 (the yield of the bond is 7.4%). Including this amount, ArcelorMittal has refinanced since March 31, 2009, approximately $12.4 billion of debt through a number of capital markets transactions.

Update on management gains, fixed cost reduction program and capacity utilisation

The Company has met its target to achieve management gains of $2 billion of sustainable SG&A and fixed cost reductions in 2009 ahead of schedule. As of the end of the third quarter of 2009, the Company has achieved annualized sustainable savings of $2.2 billion. The Company has also achieved $7.3 billion ($6.2 billion at a constant dollar15) of annualized temporary fixed cost savings in Q3 2009 resulting from industrial optimization in response to lower demand.

Capacity utilisation increased to approximately 61% in the third quarter of 2009, as compared to approximately 50% in the second quarter of 2009.

Dividend maintained at $0.75 per share for 2010

The Board of Directors has recommended to maintain the Company’s base dividend at $0.75 for full-year 2010.

As a consequence, the Board of Directors will submit to a shareholders vote, at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $0.1875. The dividend payments would occur on a quarterly basis for the full year 2010. Consequently, the new quarterly dividend payments would take place on March 15, 2010, June 14, 2010, September 13, 2010 and December 15, 2010, taking into account that the first quarter dividend payment to be paid on March 15, 2010 shall be an interim dividend.

14 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

15 At average 2008 exchange rate.

Final payment of current year dividend of $0.1875 per share will be payable on December 14, 2009.

Recent Developments:

•

On October 9, 2009, ArcelorMittal signed a definitive agreement to divest its non-controlling (minority) interest in Wabush Mines, Canada. ArcelorMittal will receive consideration of $34.28 million for its 28.6% stake in Wabush. ArcelorMittal considered that its stake in Wabush Mines was no longer a core part of the Company's mining strategy. The mine represented 31 million tons of iron ore reserve and 1.2 million tons of iron ore produced for ArcelorMittal in 2008. After this disposal ArcelorMittal continues to have significant mining operations and resources in Canada, including ArcelorMittal Mines Canada (formerly Quebec Cartier Mining).

•	On October 1, 2009, ArcelorMittal priced its 30-year, $1 billion principal amount of 7% bonds due 2039. The yield of the bonds is 7.4%.
•

On September 16, 2009, ArcelorMittal announced at its investor day that the Company had set new targets for gearing and leverage going forward. ArcelorMittal set a target range for gearing[16] of between 25% to 40%. The Company also set goals for maintaining leverage levels (which it measures by dividing net debt by EBITDA based on a yearly average EBITDA from January 1, 2004).

•

On September 7, 2009, ArcelorMittal launched a tender offer for the acquisition of 29.4% of the shares in Uttam Galva Steels Limited, a 1 million tonne leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India. On September 3, 2009, ArcelorMittal signed a share purchase agreement with the existing promoter, the R. K. Miglani family, for the acquisition of the 5.6% shares in the Company. The transaction value for a 35% stake is 5 billion Indian Rupees ($103 million), implying an estimated enterprise value of 28 billion Indian Rupees ($560 million).

For further disclosure about each of these recent developments, please refer to our website www.arcelormittal.com

Fourth quarter 2009 outlook

The fourth quarter of 2009 EBITDA is expected to be approximately $2.0-$2.4 billion. Shipments and average steel selling prices are expected to be higher in the fourth quarter of 2009 than in the third quarter of 2009. In addition, the Company expects fixed costs to increase due to the expected increase in activity in the fourth quarter.

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16 Gearing is defined as (A) long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments (also referred to as “net debt”), divided by (B) total equity).

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,	June 30,	December 31,
In millions of U.S. dollars	2009	2009	2008[17]
ASSETS
Current Assets
Cash and cash equivalents and restricted cash	$5,884	$7,263	$7,587
Trade accounts receivable and other	6,623	6,228	6,737
Inventories	16,900	16,796	24,741
Prepaid expenses and other current assets	4,923	4,623	5,349
Total Current Assets	34,330	34,910	44,414

Goodwill and intangible assets	17,005	16,397	16,119
Property, plant and equipment	61,414	60,715	60,755
Investments in affiliates and joint ventures and other assets	16,588	15,096	11,800
Total Assets	$129,337	$127,118	$133,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$5,676	$7,962	$8,409
Trade accounts payable and other	9,777	8,106	10,501
Accrued expenses and other current liabilities	9,343	9,545	11,850
Total Current Liabilities	24,796	25,613	30,760

Long-term debt, net of current portion	21,787	22,164	25,667
Deferred tax liabilities	5,918	5,669	6,395
Other long-term liabilities	12,928	12,361	11,036
Total Liabilities	65,429	65,807	73,858

Equity attributable to the equity holders of the parent	60,291	57,515	55,198
Non–controlling interest	3,617	3,796	4,032
Total Equity	63,908	61,311	59,230
Total Liabilities and Shareholders’ Equity	$129,337	$127,118	$133,088

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17 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2008.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of U.S. dollars, except shares, per share, employee, iron ore production and shipment data	Three Months Ended			Nine Months Ended
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Sales	$16,170	$15,176	$35,198	$46,468	$102,847
Depreciation	(1,222)	(1,228)	(1,354)	(3,568)	(3,800)
Impairment	(62)	-	(60)	(62)	(469)
Exceptional items[18]	-	(1,177)	(1,699)	(2,425)	(1,699)
Operating income / (loss)	305	(1,184)	5,467	(2,362)	15,702
Operating margin %	1.9%	(7.8)%	15.5%	(5.1%)	15.3%

Income (loss) from equity method investments and other income	99	11	386	(43)	1,267
Net interest expense	(387)	(401)	(436)	(1,092)	(1,079)
Mark to market on convertible bonds	(110)	(357)	-	(467)	-
Foreign exchange and other net financing gains (losses)	106	(142)	(380)	(301)	(691)
Revaluation of derivative instruments	6	(20)	(107)	(30)	62
Income (loss) before taxes and non-controlling interest	19	(2,093)	4,930	(4,295)	15,261
Income tax benefit (expense)	899	1,239	(695)	3,226	(2,224)
Income (loss) including non-controlling interest	918	(854)	4,235	(1,069)	13,037
Non-controlling interest	(15)	62	(414)	117	(1,006)
Net income (loss) attributable to owners of the parent	$903	$(792)	$3,821	$(952)	$12,031

Basic earnings (loss) per common share	$0.60	$(0.57)	$2.79	$(0.67)	$8.66
Diluted earnings (loss) per common share	0.60	(0.57)	2.78	(0.67)	8.64
Weighted average common shares outstanding (in millions)	1,508	1,395	1,371	1,424	1,389
Adjusted diluted weighted average common shares outstanding (in millions)	1,597	1,396	1,375	1,424	1,393

EBITDA[19]	$1,589	$1,221	$8,580	$3,693	$21,670
EBITDA Margin %	9.8%	8.0%	24.4%	7.9%	21.1%

OTHER INFORMATION
Total shipments of steel products[20] (million metric tonnes)	18.2	17.0	25.6	51.1	84.6
Total iron ore production[21] (million metric tonnes)	13.1	12.1	18.5	37.1	49.3
Employees (in thousands)	287	296	326	287	326

_____________________

18 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion). During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory. During the third quarter 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. Management concluded that under IFRS it was required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

19 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

20 Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).

During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion). During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory. During the third quarter 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. Management concluded that under IFRS it was required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

21 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).

ARCELORMITTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Operating activities:
Net income (loss)	$903	$(792)	$3,821	$(952)	$12,031
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	15	(62)	414	(117)	1,006
Depreciation and impairment	1,284	1,228	1,414	3,630	4,269
Exceptional items[22]	-	1,177	1,699	2,425	1,699
Deferred income tax	(1,006)	(1,360)	(422)	(3,304)	(484)
Change in operating working capital[23]	1,333	2,364	(5,010)	5,197	(9,712)
Other operating activities (net)	(141)	(809)	645	(2,416)	(34)
Net cash provided by operating activities	2,388	1,746	2,561	4,463	8,775
Investing activities:
Purchase of property, plant and equipment	(575)	(568)	(1,758)	(1,993)	(4,086)
Other investing activities (net)	(83)	86	(2,464)	60	(8,119)
Net cash used in investing activities	(658)	(482)	(4,222)	(1,933)	(12,205)
Financing activities:
(Payments) proceeds relating to payable to banks and long-term debt	(3,020)	(846)	2,754	(6,401)	8,188
Dividends paid	(306)	(352)	(692)	(1,003)	(1,982)
Share buy-back[24]	-	(234)	(1,792)	(234)	(4,440)
Offering of common shares	-	3,153	-	3,153	-
Other financing activities (net)	(27)	(11)	(6)	(45)	11
Net cash (used in) provided by financing activities	(3,353)	1,710	264	(4,530)	1,777
Net (decrease) increase in cash and cash equivalents	(1,623)	2,974	(1,397)	(2,000)	(1,653)
Effect of exchange rate changes on cash	210	309	(55)	256	(192)
Change in cash and cash equivalents	$(1,413)	$3,283	$(1,452)	$(1,744)	$(1,845)

_____________________

22 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion). During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory. During the third quarter 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. Management concluded that under IFRS it was required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

23 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.

24 During the second quarter of 2009, the Company distributed $234 million to the non-controlling shareholders in its South Africa subsidiary by way of a share buy-back. This transaction did not change the Company’s percentage ownership of the subsidiary as it was a pro rata return of capital.

Appendix 1 – Quarter 3 2009
Key financial and operational information

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services

FINANCIAL INFORMATION

Sales	$3,287	$4,866	$4,328	$1,987	$1,061	$3,246
Depreciation and impairment	(249)	(439)	(297)	(139)	(82)	(59)
Operating income (loss)	83	(168)	292	96	51	(60)
Operating margin (as a percentage of sales)	2.5%	(3.5)%	6.7%	4.8%	4.8%	(1.8)%

EBITDA[1]	332	271	589	235	133	(1)
EBITDA margin (as a percentage of sales)	10.1%	5.6%	13.6%	11.8%	12.5%	Na

Capital expenditure[2]	95	262	115	69	26	29

OPERATIONAL INFORMATION

Crude steel production (Thousand MT)	4,323	6,718	4,741	3,382	460	-
Steel shipments (Thousand MT)	4,162	5,601	5,025	3,043	354	4,207
Average steel selling price ($/MT)[3]	653	759	740	514	2,882	736

1.	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
2.	Segmental capex includes the acquisition of intangible assets.
3.	Average steel selling prices are calculated as steel sales divided by steel shipments.

 Appendix 2 – Quarter 3 2009

 Shipments by Geographical location

Amounts in thousand of tonnes	Q109	Q209	Q309	9M09
Flat Carbon America:	3,644	3,481	4,162	11,287
North America	2,557	2,247	2,676	7,480
South America	1,087	1,234	1,486	3,807
Flat Carbon Europe:	4,814	4,974	5,601	15,389
Europe	4,814	4,974	5,601	15,389
Long Carbon:	4,423	5,261	5,025	14,709
North America	946	1,067	828	2,841
South America	994	1,072	1,243	3,309
Europe	2,225	2,907	2,783	7,915
Other[1]	258	215	171	644
AACIS:	2,754	2,897	3,043	8,694
Africa	1,010	1,035	1,235	3,280
Asia, CIS & Other	1,744	1,862	1,808	5,414
Stainless Steel:	315	363	354	1,032

1.	Includes tubular business.

Appendix 2a – Quarter 3 2009 EBITDA[1] by Geographical location
Amounts in million of U.S. dollars	Q109	Q209	Q309	9M09
Flat Carbon America:	$87	$176	$332	$595
North America	13	112	204	329
South America	74	64	128	266
Flat Carbon Europe:	462	517	271	1,250
Europe	462	517	271	1,250
Long Carbon:	268	327	589	1,184
North America	(78)	(38)	(42)	(158)
South America	287	305	449	1,041
Europe	29	42	135	206
Others[2]	30	18	47	95
AACIS:	184	273	235	692
Africa	8	14	46	68
Asia, CIS & Other	176	259	189	624
Stainless Steel:	(5)	17	133	145

1.	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
2.	Includes tubular business.

Appendix 3 – Quarter 3 2009

Debt repayment schedule as at September 30, 2009 (in billion $)

	Q409	2010	2011	2012	2013	2014	>2014	Total
Term loan repayments
- Under €12bn syndicated credit facility	-	1.7	3.5	-	-	-	-	5.2
- Convertible Bonds*	-	-	-	-	-	2.0	-	2.0
- Bonds**	0.1	0.9	-	-	3.7	1.8	5.2	11.7
Subtotal	0.1	2.6	3.5	-	3.7	3.8	5.2	18.9
LT revolving credit lines
Commercial paper***	2.3	-	-	-	-	-	-	2.3
Other loans	0.9	1.7	0.8	1.5	0.5	0.2	0.7	6.3
Total Gross Debt	3.3	4.3	4.3	1.5	4.2	4.0	5.9	27.5

*    On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of convertible bonds which are convertible into shares at the option of the bondholders. The Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement. The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS as the conversion option gives the bondholder the right to put the bond back to the Company. In addition, the Company identified certain components of the contract to be embedded derivatives in accordance with IAS 39. Therefore, the Company separated the embedded derivatives and recorded their fair value at inception ($597 million) as liabilities (out of the net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations. Noteholders of the ArcelorMittal US$ convertible bonds due 2014 are being informed that ArcelorMittal has decided to irrevocably waive the option to deliver the cash value of the shares upon conversion, as from October 28, 2009.

**  Excluding 30-year $1.0 billion bond priced on October 1, 2009.

*** Commercial paper is expected to continue to be rolled over in the normal course of business.

  Credit lines available as of September 30, 2009 (in billion $)

Credit lines available	Equiv. $	Drawn	Available
€5bn syndicated credit facility*	$7.3	$0.0	$7.3
$4bn syndicated credit facility	$4.0	$0.0	$4.0
€0.8bn bilateral facilities*	$1.2	$0.0	$1.2
Total committed lines	$12.5	$0.0	$12.5
*	Euro denominated loans converted at the Euro: $ exchange rate of 1.4643 as at September 30, 2009

Other highlights as of September 30, 2009

1.	Gearing[25] at September 30, 2009 was 34% as compared to 37% at June 30, 2009.
2.

Net debt to average EBITDA ratio based on yearly average EBITDA from January 1, 2004 was 1.3X at September 30, 2009 as compared to 1.4X at June 30, 2009, in line with announced target range of 0.5X to 1.8X.

3.

Net debt to EBITDA ratio based on last twelve months EBITDA, which is the ratio used in the financial covenant of Company’s principal financing facilities, was 3.3X at September 30, 2009 as compared to 1.7X at June 30, 2009.

_____________________

 25 Gearing is defined as (A) long-term debt, net of current portion, plus payable to banks and current portion of long-term debt, less cash and cash equivalents and restricted cash, divided by (B) total equity.